Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

April 7, 2021

Sonny Oh

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Metropolitan Life Insurance Company Post-Effective Amendment No. 28 filed February 11, 2021 (File No. 033-91226)

Dear Mr. Oh:

On February 11, 2021, Metropolitan Life Insurance Company (“MLIC”) and its separate account, Metropolitan Life Separate Account UL (“Separate Account UL” or the “Registrant”), filed Post-Effective Amendment No. 28 (File No. 033-91226) (the “Amendment”) relating to the registration statement on Form N-6 for its MetLife Group GVUL Variable Universal Life Insurance Policy (the “Policy”). On behalf of MLIC and Separate Account UL, we are responding to the comments to the Amendment that you provided to us orally on March 25, 2021.

For ease of reference, each of the Staff’s comments is set forth in the grid below, followed by MLIC’s response. Page references are to the Amendment. To the extent that MLIC’s responses herein refer to proposed disclosure revisions, such changes will be reflected in an amendment to the registration statement filed pursuant to paragraph (b) of Rule 485, which will also reflect final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits.

Comment #	Document Location	SEC Comment	Registrant Response
1.	General	Please confirm all material state specific and intermediary specific variations have been disclosed.	The Registrant confirms that all material state specific and intermediary specific variations have been disclosed.
2.	Facing Sheet	Please note that you no longer need to include the Title of	The Registrant acknowledges that the Title of Securities Being Registered is no longer

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		Securities Being Registered on the Facing Sheet.	required, but believes that it provides useful disclosure.
3.	Prospectus Cover	Please ensure that the same policy name is included on the front page of the SAI as well as the ISP, and ensure that the policy name matches the EDGAR identifier.	The Registrant will ensure that the same policy name will be included on the front page of the SAI as well as the ISP, and will ensure that the policy name matches the EDGAR identifier.
4.	Prospectus Cover	Please explain to the Staff why you are using the term “Certificate” instead of “Policy.” The Staff believes that the term “Policy” should be used instead.

In accordance with longstanding practice in the group variable life market, MLIC issues group Policies to employers. The Policy is relatively brief and specifies only the benefits and obligations of the employer as the Policy owner. For example, the Policy specifies individual employee eligibility to be insured under an individual Certificate and the procedures to be followed by the employer for the submission of aggregated group premium payments. The Policy also provides that a Certificate will be issued to insured employees.

The Certificate, on the other hand, is self-contained, significantly longer than the Policy, and specifies the benefits and obligations enjoyed by insured employees.

In addition, the Registrant respectfully notes that this issue seems to be fully covered in the prospectus

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section captioned: “Issuing a Group Policy and a Certificate”

For the above reasons, the Registrant believes that the prospectus would not accurately describe the securities being offered if it only referred to the “Policy.” The Registrant therefore respectfully declines to make the requested change.

5.	Prospectus Cover	We note that the four bullet points following the first paragraph describe the policies being offered. Please disclose whether the policies are individual or group policies. If a policy is an individual policy, please state whether it is offered through a qualified plan.

The first paragraph on the prospectus cover page, directly above the four bullets, explains that Group Policies are issued to employers under which individual Certificates are issued to employees. We do not believe that this explanation needs to be restated in the four following bullets. We note that the Group Policies are different from group contracts (typically annuity contracts) that are issued to qualified plans – instead, the Policies and Certificates are designed for companies and firms which want to make life insurance available to their employees in a convenient manner.

In addition, the disclosure in the bullets indicate that the features are for employees. In order to further Clarify; we have changed the lead in to

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the bullets to say: “The Group Policies are designed to make available to employees under the Certificates:”

We have also added a clarification to the second bullet so that it now reads: “Flexible premium payments, including the option of paying premiums through payroll deduction for employees”

6.	Prospectus Cover	In the third paragraph, please revise the first sentence to remove “increasing the specified face amount.”	The Registrant will make the requested change.
7.	Prospectus Cover	In the fourth to last sentence, please add “electronically” between “other communications” and “including.”	The Registrant will make the requested change.
8.	Table of Contents	Please replace the heading “Certificate Termination and Reinstatement” with “Lapse.” Please also replace the heading “Insurance Proceeds” with “Death Benefits.”	The Registrant will make the requested change.
9.	Key Information Table (Page 4)	Please delete first sentence in the description of “Transaction Charges” and ensure that the list of transaction charges covers those included in the fee table.	The Registrant will make the requested change.
10.	Key Information Table (Page 4)	Please delete the last sentence of the first paragraph in the description of “Ongoing Fees and Expenses” and include M&E charges in the list of ongoing fees and expenses.	The Registrant will make the requested change.

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11.	Key Information Table	Please fix the formatting of the Key Information Table so it appears as one continuous table without gaps.	The Registrant will make the requested change.
12.	Key Information Table (Page 5)	In the row for “Not a Short-Term Investment,” please consider recharacterizing the surrender charges discussed in the last sentence as “transaction charges.”	The Registrant will make the requested change.
13.	Key Information Table (Page 5)	In the row for “Insurance Company Risks,” please add a cross reference to the principal risks section.	The Registrant will make the requested change.
14.	Key Information Table (Page 5)	Under “Risks Associated with Investment Options” replace “Portfolios” with “investment options” in the first sentence, and include a parenthetical at the end of the sentence that reads, “(e.g., Portfolios).”	The Registrant will make the requested change except where the statement clearly only applies to the Portfolios available under the Certificate and not the Fixed Account.
15.	Key Information Table (Page 5)	In the first sentence under “Insurance Company Risks” include the word “that” between “including” and “any.”	The Registrant declines to make the requested change.
16.	Key Information Table (Page 5)	Under “Contract Lapse” please state whether there are any costs associated with reinstating a lapsed contract, including, for example, payment of unpaid premiums.	The Registrant will make the requested change.
17.	Key Information Table (Page 5)	In the row for “Risks Associated with Investment Options” and “Insurance Company Risks,” please make “fixed account” uppercase.	The Registrant will make the requested change.
18.	Key Information Table (Page 5)	Please make sure that the transfer charge of $25 is reflected in the fee table.	The Registrant will make the requested change.

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19.	Key Information Table (Page 6)	Please revise the second sentence of the description of “Investment Professional Compensation” in light of Instruction 6(a) of Item 2 of Form N-6.	The Registrant will make the requested change.
20.	Key Information Table (Page 6)	Please delete the second paragraph of the row for “Exchanges.”	The Registrant will make the requested change.
21.	Overview of the Certificate (Page 7)	Under “Purpose of the Certificate,” please briefly disclose the kind of groups/employers to whom the policy is offered, and discuss for whom the policy may be appropriate (including a discussion of time horizons and liquidity goals). Consider also disclosing whether the Policy is offered through qualified or non-qualified plans.

The Registrant will replace the paragraph under “Purpose of the Certificate” with the following:

The Certificate is designed for use in employer-sponsored life insurance programs to provide employees who elect coverage tax deferred accumulation of assets through an investment portfolio and a death and/or other benefits. The Certificate may be appropriate for an investor who has a longer time horizon, is not purchasing the Certificate for short-term liquidity needs and desires life insurance coverage.

22.	Overview of the Certificate (Page 7)	Please replace “tax preferred” with “tax deferred.”	The Registrant has revised the paragraph (see 21 above).
23.	Overview of the Certificate (Page 7)	Please make sure that the last sentence of the paragraph under “Payment of Premiums” is prominently disclosed.	The Registrant will make the requested change.
24.	Overview of the Certificate (Page 7-8)	Under “Features of the Certificate,” please delete the paragraphs labeled “Premium Payment Flexibility,” “Cash	The Registrant will make the requested change.

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Value” and “Paid-up Certificate Benefit.”
25.	Overview of the Certificate (Page 8)	Please add “Paid-up Certificate Benefit” to the optional benefits table, and provide a narrative description and an example in the body of the prospectus.	The Registrant will make the requested change.
26.	Overview of the Certificate (Page 8)	Under “Optional Rider Benefits,” please identify the other optional rider benefits.	The Registrant will make the requested change.
27.	Fee Tables (Page 9)	Please delete the second paragraph under “Fee Tables.”	The Registrant will make the requested change.
28.	Fee Tables (Page 9)	Please revise the lead in to the Transaction Fees table to follow the form provided in Form N-6.	The Registrant will make the requested change.
29.	Fee Tables (Page 9)	Please change the table heading “Base Contract Transaction Charges” to read “Transaction Charges,” and amend the intro to the table to match that provided in Form N-6.	The Registrant will make the requested change.
30.	Fee Tables (Page 9)	Please consider deleting the row currently labeled as “Premium Expense Charges.”	The Registrant will make the requested change.
31.	Fee Tables (Page 9)	Please replace “Charge for average expected state and local taxes attributable to premiums” with “State Tax Charge”	The Registrant will make the requested change.
32.	Fee Tables (Page 9)	Please replace “Charge for average expected federal taxes attributable to premiums” with “Federal Tax Charge”	The Registrant will make the requested change
33.	Fee Tables (Page 9)	For “Charge for average expected state and local taxes attributable to premiums,” please make sure that you are presenting the maximum	Under “Charges and Deductions”, it states there is no maximum. Currently, we charge up to 2.55%, which reflects the average state premium taxes currently

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		charge. If applicable, consider using zero with a footnote?	being charged for all groups. The Registrant will add this information as a footnote to the fee table.
34.	Fee Tables (Page 9)	For “Surrender, withdrawal and loan transaction fees,” please state the amount deducted as $25.	The Registrant will make the requested change
35.	Fee Tables (Page 9)	Please revise the lead-in to the second table so that it matches the form provided in Form N-6. Please revise the table so that is appears as one table split out by base contract charges and optional charges.	The Registrant will make the requested change.
36.	Fee Tables (Page 9)	Please change the heading “Base Contract Periodic Charges Other Than Annual Portfolio Expenses” to follow the heading provided in Form N-6.	The Registrant will make the requested change.
37.	Fee Tables (Page 9)	Please use the terms maximum and minimum rather than lowest and highest.	The Registrant will make the requested change.
38.	Fee Tables (Page 9)	Please consider formatting the table to make it clear that the maximum and minimum charges and charges for a representative insured relate to a particular charge by indenting or using bullets.	The Registrant will make the requested change.
39.	Fee Tables (Page 9)	Please consider adding “in the first policy year” to “Charge for a Representative Insured” under “Cost of term insurance.”	The Registrant notes that the Charge for a Representative Insured reflected in the fee table will apply to the Representative Insured regardless of the policy year.
40.	Fee Tables (Page 9)	Instead of saying “on each monthly anniversary of the Policy” or “Annually (or on loan termination, if earlier)”	The Registrant will make the requested change.

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consider saying just “Monthly” or “Annually.”
41.	Fee Tables (Page 9)	Please ensure that you are including a footnote for any charge that varies based on individual characteristics.	The Registrant will ensure that a footnote is included for any charges that vary based on individual characteristics.
42.	Fee Tables (Page 9)	Please make sure that you are presenting maximum charges.	The Registrant ensure that maximum charges are included in the table.
43.	Fee Tables (Page 10)	Please delete footnote 2 – the first sentence belongs in a narrative description of fees and the second sentence is not needed because it is duplicative of footnote 1.	The Registrant will make the requested change.
44.	Fee Tables (Page 10)	Please add additional information about the representative insured in footnote 3(currently just states the age, not the gender or smoker/non-smoker status), and delete the remainder of footnote 3, which is duplicative of footnote 1. Make footnote 1 generic and apply it to all charge that vary based on individual characteristics.	The Registrant notes that the rates are gender neutral and uni-smoker which is why the representative insured notes age only.
45.	Fee Tables (Page 11)	Please consider deleting footnote 8.	The Registrant will make the requested change.
46.	Fee Tables (Page 11)	Please delete the first paragraph under “Annual Portfolio Expenses” and revise the second paragraph to match the disclosure provided in Form N-6.	The Registrant will make the requested change.
47.	Fee Tables (Page 11)	Please delete “Minimum and Maximum Annual Portfolio Expenses” as it is not required by Form N-6.	The Registrant will make the requested change.
48.	Principal Risks of a Policy (Page 13)	Please add a risk factor for Policy loans.	The Registrant will make the requested change.

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49.	Principal Risks of a Policy (Page 13)	Please note that the principal risks section should cover all principal risks discussed in the KIT. Please add insurance company risk.	The Registrant will make the requested change.
50.	Principal Risks of a Policy (Page 13)	Please consider adding disclosure in “Risk of Certificate Termination through Lapse” regarding how you certificate may terminate if your employer ends its participation in the group policy. (See disclosure on page 34 of the prospectus.)	The Registrant will add: In certain situations your Certificate may also terminate if your employer ends its participation in the Group Policy.
51.	Principal Risks of a Policy (Page 14)	Please confirm the last sentence of the second paragraph under “Tax Treatment”	Registrant confirms the accuracy of the second paragraph under “Tax Treatment”
52.	Separate Account (Page 15)	Please revise the first sentence of the second paragraph under “The Separate Account” to read “We are obligated to pay all amounts promised to investors” and provide the disclosure required by Item 6(b)(3) of Form N-6.	The Registrant will make the requested change.
53.	Portfolios Available Under the Certificate (Page 16)	Please revise the first paragraph under “Portfolios Available Under the Certificate” to comply with Item 6(c) to Form N-6.	The Registrant will make the requested change.
54.	Insurance Proceeds (Page 20)	Please consider revising the heading “Insurance Proceeds” to read “Death Benefits.”	The Registrant will make the requested change.
55.	Cash Value, Transfers and Withdrawals (Page 22)	Please address the disclosure required by Item 9(h)(1) to Form N-6, which focuses on when and how purchase payments are credited.	Item 9(h)(1) requires “an explanation of when the required premiums and additional premiums are credited to the Contract’s cash value in the sub-accounts, and the basis (e.g., accumulation unit value) on

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which premiums are credited.”

With respect to when premium payments are credited to cash value, the section of the prospectus captioned “Cash Value” explains that at the end of each Valuation Period, the Policy’s cash value calculated on that date for an investment division includes, among other things, cumulative net premium payments allocated to the investment division. With respect to the basis on which premium payments are credited, the same referenced disclosure explains that at the end of each Valuation Period, the policy’s cash value is increased by the cumulative net premium payments.

56.	Cash Value, Transfers and Withdrawals (Page 22)	Please identify in a general manner any national holidays when sub-accounts will not be valued and specifying any additional local or regional holidays when sub-account assets will not be valued in accordance with Item 9(h)(4).	The Registrant will add the following disclosure following the last bullet under “Cash Value”: “The cash value in a Division depends on the net investment experience of its corresponding Portfolio and reflects the fees and expenses of the Portfolio. We determine the cash value of a Division as of the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading.”
57.	Optional Insurance Benefits (Page 25)	Please add the Rebalancer to the optional benefits table, and.	The Registrant will make the requested change.

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provide a narrative description and example in the body of the prospectus.
58.	Optional Insurance Benefits (Page 28)	Please state that the “Disability Waiver of Monthly Deduction Benefit” is standard.	The Registrant will make the requested change.
59.	Optional Insurance Benefits (Page 28)	Please delete the information following the first sentence of the first paragraph in the description of the “Disability Waiver of Monthly Deduction Benefit.”	The Registrant will make the requested change.
60.	Optional Insurance Benefits (Page 29)	Please state that the “Accidental Death Benefit,” “Accelerated Benefits Rider” and “Accidental Death or Dismemberment Benefit” are standard.	The Registrant will make the requested change.
61.	Optional Insurance Benefits (Page 31)	We note the statement “The following sets forth additional information about some (but not all) of the Certificate charges. Please explain why there are charges that are not covered here.	The Registrant has removed the parenthetical.
62.	Optional Insurance Benefits (Page 31)	We note that the state and federal fees under “Charges Deducted from Premiums” match the maximum fees presented in the table. Please include a statement in the disclosure that indicates that these are current fees (and update if the current fees are different from the maximum).	Registrant respectfully notes that the existing disclosure states: “Currently, we are charging covered employer groups rates up to 2.55%, which reflect the average state premium taxes currently being charged for the group. There is no specific maximum rate we may charge.”
63.	Other Charges (Page 34)	Please make sure to include charges for optional benefits in the charges section.	The Registrant will ensure that charges for optional benefits are included in the charges section.
64.	Other Charges (Page 34)	Please make sure that you are identifying and disclosing	The Registrant will make the requested change.

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current charges in the description of the charges.
65.	Other Charges (Page 34)	Under “Transaction fee for surrenders or partial withdrawals,” please revise to state that the fee is the lesser of 2% of the amount withdrawn or $25.	The Registrant will make the requested change.
66.	Certificate Termination and Reinstatement (Page 34)	Please consider changing the heading “Certificate Termination and Reinstatement” to “Lapse.”	The Registrant will make the requested change.
67.	Certificate Termination and Reinstatement (Page 34)	Please briefly describe the factors that will determine the amount of insurance coverage provided under the available lapse options. Please describe concisely how the cash value, surrender value and death benefits will be determined. If these values will be determined in the same manner as prior to a lapse, a statement to that effect is sufficient. (See Item 14(b) of Form N-6.)

The Registrant will add the following statement:

“If you meet the requirements to reinstate a lapsed Certificate, your face amount will be reinstated to the amount in effect immediately prior to the lapse.”

68.	Appendix A	Please update the page numbers in Appendix A to so that they appear as A-1, A-2, A-3, etc.	The Registrant will make the requested change.
69.	Appendix A (page 47)	Please apply the two click rule to the website included in the first paragraph of the lead-in to the table.	The Registrant will make the requested change.
70.	Appendix A (page 47)	Please delete reference to the fund family name in the table.	The Registrant will make the requested change.
71.	Appendix A (page 47)	Please add “and” between “expenses” and “performance” in the first sentence of the second paragraph.	The Registrant will make the requested change.
72.	Appendix A (page 47)	Please use the exact format for the table that is presented in	We understand the Staff’s goal of achieving consistency

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Form N-6 (For example, “(as of 12/31/2020)” should appear immediately under “Average Total Returns” instead of under a line.	between certain disclosure in all registrants’ prospectuses (in this case, fees and performance information for underlying funds) so investors can compare important features of variable annuity contracts across different products. However, we do not believe that moving the referenced parenthetical from below a line to above the line will in any way hinder investors’ ability to compare the fee and performance information in Appendix A with other the information provided product prospectuses’ Appendix A. We also respectfully note that while General Instruction 1(a) to Item 2 (Key Information) of Form N-6 specifically requires that “titles, headings, and sub-headings for this tabular presentation may not be modified or substituted with alternate terminology unless otherwise provided ...,” we find no such instruction in Item 17 of the form, which requires Appendix A. Under principles of statutory construction, we know that if the Commission wanted registrants to use the exact captions in Appendix A, it would have said so. Accordingly, the Registrant respectfully declines to make the requested change.

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73.	Back Cover Page	Please delete the page number from the back cover page.	The Registrant will make the requested change.
74.	Back Cover Page	Please add “request other information about the Certificates and make investor inquiries” to the second paragraph on the back cover page.	The Registrant will make the requested change.
75.		Change the first sentence of the second paragraph to refer to the “Certificate and the Separate Account.”	The Registrant will make the requested change.
76.	SAI (Page 3)	Please add disclosure in the last sentence of the paragraph under “The Company and the Separate Account” that the Company is a wholly-owned subsidiary of MetLife and that MetLife is a holding company.	The Registrant will make the requested change.
77.	SAI (Page 3)	Please make sure that you are using consistent disclosure – if you have a non-principal risks section in one variable life statement of additional information, it likely applies to other variable life statements of additional information.	The Registrant will make the requested change
78.	SAI (Page 3)	We note the statement about “good order” in the first paragraph under “Non-Principal Risks of Investing in the Contract.” As this is the only time that you use the phrase in the prospectus or statement of additional information, please define briefly what you mean by “good order.” (We note that other prospectuses define “good order” in a glossary section.)	Registrant has clarified the disclosure.

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79.	SAI (Page 4	Please disclose what the second sentence in the fourth paragraph on page 4 is referring to as the “semiannual report.”	The Registrant will delete the noted disclosure as it is no longer applicable.
80.	SAI (Page 4)	Please move the disclosure under “Voting Rights” into the prospectus, and include a disclosure that as a result of proportional voting, a small number of shareholders can determine outcome of a vote.

The Registrant declines to make the requested change. The disclosure on page 18 of the prospectus provides information that concisely describes the rights of investors to instruct the Depositor on voting the shares of the Portfolios, including that as a result of proportional voting, a small number of shareholders can determine the outcome of a vote.

Including the additional information from the SAI in the body of the prospectus would contradict the instruction of Item 6(d) to Form N-6 to provide a concise description.

81.	Part C	Please confirm whether everything required by Exhibit (d) has been included. Should the riders appear in Exhibit (d) as well?	Registrant notes that Exhibit (d) incorporates by reference the contracts and the riders.
82.	Part C	Please confirm that all applicable participation agreements have been provided. If not, please explain.	Registrant will incorporate by reference the latest amendments to all Participation Agreements in the 485(b) filing.
83.	Item 35. Location of Accounts and Records	If this information is included in the Registrant’s Form N-CEN, it may be omitted from this Form N-6, and replaced with the word “Omitted.”	The Registrant acknowledges that the information may be omitted, but will retain the information in the Part C.

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84.		Please confirm that all undertakings/representations required by no action letters or exemptive orders have been included in the Part C.	Registrant sees no requirement in Form N-6 to include such undertakings/representations. In any case, there were none included in Part C of prior filings.
85.	ISP (General)	Please carry over all applicable edits from the prospectus to the ISP.	The Registrant will make the requested change.
86.	ISP (Front Cover)	Please include the full name of the separate account on the cover page of the ISP.	The Registrant will make the requested change.
87.	ISP (Front Cover)	Please apply the two click rule to the website referenced in the second paragraph.	The Registrant will make the requested change.
88.	ISP (Front Cover)	Delete “If you are a new investor in the Policy or you are increasing the specified face amount of your Certificate” from the first sentence of the third paragraph.	The Registrant will make the requested change.
89.	ISP (Front Cover)	In the last sentence of the second paragraph under “Important Information,” please include “electronically” between “communications” and “including.”	The Registrant will make the requested change.
90.	ISP (Table of Contents)	Change “Making Withdrawals: Accessing Money in Your Policy” to “Making Withdrawals: Accessing The Money in Your Policy.”	The Registrant will make the requested change.
91.	ISP (Table of Contents)	Please change all headings to refer to the Policy instead of the Certificate Please carry this edit over to the headings in the body of the ISP.	See our response to Comment 4 above. In addition, Registrant respectfully notes that while 498A requires certain headings, the word “Contract” is in brackets, indicating that we can use an

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appropriate term to describe the product.
92.	ISP (Page 4)	Please delete “Key Information” and turn “Important Information You Should Consider About the Certificate” into the heading.	The Registrant will make the requested change.
93.	ISP (Page 10)	Please replace the reference to “Fee Table” in the last sentence of the lead in under “Optional Insurance Benefit” with a reference to “Additional Information About Fees.”	The Registrant will make the requested change.
94.	ISP (Page 12)	Please delete the text following the optional benefits chart that precedes the heading “Buying the Policy.”	The Registrant will make the requested change.
95.	ISP (Page 15)	Under “Surrender and Withdrawal Privileges,” please identify how proceeds are calculated and payable.	The Registrant will make the requested change.
96.	ISP (Back Cover Page)	Please add “request other information about the Policies and make investor inquiries” to the second paragraph on the back cover page.	The Registrant will make the requested change.
97.	ISP (Back Cover Page)	Please consider deleting the third paragraph from the back cover page as this is not a requirement for the ISP.	Registrant will make the requested change.

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Please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332 with comments or questions.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

Shareholder

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